FORM 4

    (   )  Check this box if no longer
           subject to Section 16.  Form 4
           or Form 5 obligations may continue.
           See Instruction 1(b).

      U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
              WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                   |OMB NUMBER: 3235-0287|
                                                   |EXPIRES:             |
                                                   | SEPTEMBER 30, 1998  |
    Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
      Securities Exchange Act of 1934,             |BURDEN HOURS         |
     Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
       Holding Company Act of 1935                 |_____________________|
     or Section 30(f) of the Investment
           Company Act of 1940
   ____________________________________________________________________________
   1. Name and Address of Reporting Person

      Charles K. Esler, Jr.
      c/o LaSalle Partners Incorporated
      200 East Randolph Drive
      Chicago, IL 60601
   ____________________________________________________________________________
   2. Issuer Name and Ticker or Trading Symbol

      LaSalle Partners Incorporated, LAP
   ____________________________________________________________________________
   3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

   ____________________________________________________________________________
   4. Statement for Month/Year

       7/97
   ____________________________________________________________________________
   5. If Amendment, Date of Original (Month/Year)

   ____________________________________________________________________________
   6. Relationship of reporting person to Issuer (Check all applicable)
    (X) DIRECTOR
    ( ) 10% OWNER
    ( ) OFFICER (GIVE TITLE BELOW)
    ( ) OTHER (SPECIFY TITLE BELOW)

_____________________________________________________

   ____________________________________________________________________________
   7. Individual, or Joint/Group Filing (Check all applicable)
    (X) Form filed by One Reporting Person
    ( ) Form filed by More than One Reporting Person

   ===========================================================================
   TABLE I
   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
   ____________________________________________________________________________
   1. Title of Security (Instr. 3)

      Common Stock, par value $.01 ("Common Stock")
   ____________________________________________________________________________
   2. Transaction Date (Month/Day/Year)

      July 22, 1997
   ____________________________________________________________________________
   3. Transaction Code (Instr. 8)

      S
   ____________________________________________________________________________
   4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

      14,400 shares of Common Stock, D, $21.39 per share
   ____________________________________________________________________________
   5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

      174,380
   ____________________________________________________________________________
   6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

      (I)
   ____________________________________________________________________________
   7. Nature of Indirect Beneficial Ownership (Instr. 4)

      See explanation below
   ____________________________________________________________________________
   Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
   ============================================================================
   TABLE II
   Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., Puts, Calls, Warrants, Options, Convertible securities)
   ____________________________________________________________________________
   1. Title of Derivative Security (Instr. 3)

      Not applicable
   ____________________________________________________________________________
   2. Conversion or Exercise Price of Derivative Security

   ____________________________________________________________________________
   3. Transaction Date (Month/Day/Year)

   ____________________________________________________________________________
   4. Transaction Code (Instr. 8)

   ____________________________________________________________________________
   5. Number of Derivative Securities Acquired (A) or Disposed of (D)
      (Instr. 3, 4, and 5)

   ____________________________________________________________________________
   6. Date Exercisable and Expiration Date (Month/Day/Year)

   ____________________________________________________________________________
   7. Title and Amount of Underlying Securities (Instr. 3 and 4)

   ____________________________________________________________________________
   8. Price of Derivative Securities (Instr. 5)

   ____________________________________________________________________________
   9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)

   ____________________________________________________________________________
   10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
      (Instr. 4)

   ____________________________________________________________________________


   11. Nature of Indirect Beneficial Ownership (Instr. 4)

   ____________________________________________________________________________
   EXPLANATION OF RESPONSES:

   The 174,380 shares of Common Stock referred to in Item 5 of Table I represent the pro rata portion (based on his general and limited partnership interests) of the shares held by DEL-LPL Limited Partnership ("DEL-LPL"), DEL/LaSalle Finance Company, L.L.C. ("DEL/LaSalle") and DEL-LPAML Limited Partnership ("DEL-LPAML") that may be attributable to Mr. Esler. The 14,400 shares of Common Stock referred to in Item 4 of Table I represent the pro rata portion of the 600,000 shares of Common Stock of the Issuer sold by DEL/LaSalle pursuant to an over-allotment option granted to the U.S. underwriters of the initial public offering of the Issuer that may be attributable to Mr. Esler. Mr. Esler disclaims beneficial ownership of the shares of Common Stock held by DEL-LPL, DEL/LaSalle and DEL-LPAML.




  /s/ Charles K. Esler, Jr.                     August 11, 1997
 **  SIGNATURE OF REPORTING PERSON                     DATE

   _____________________________

 ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).